Independent Auditor’s Report

To the Board of Directors of

Equus Capital Partners, L.P.:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Equus Capital Partners, L.P. (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of January 3, 2003. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 3, 2003:

•	Count and inspection of all securities located in the vault of National Fiduciary Services (“Custodian”) in Houston, Texas.

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

•	Reconciliation of all such securities to the books and records of the Company and the Custodian

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that Equus Capital Partners, L.P. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of January 3, 2003, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Equus Capital Partners, L.P. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/S/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP Houston, Texas March 14, 2003

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Equus Capital Corporation, managing general partner of Equus Capital Partners, L.P. (the “Partnership”), are responsible for complying with the requirements of subsections (b) and (c) Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Partnership’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 3, 2003 and from November 26, 2002 through January 3, 2003.

Based on this evaluation, we assert that the Partnership was in compliance with the requirements of subsections (b) and (c) of
Rule 17f-2 of the Investment Company Act of 1940 as of January 3, 2003 and from November 26, 2002 through January 3, 2003 with respect to securities reflected in the investment account of the Partnership.

Equus Capital Corporation

Managing General Partner of

Equus Capital Partners, L.P.

By:	/S/ NOLAN LEHMANN
Nolan Lehmann President